Exhibit 99.3
Wipro Limited
CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2011
( in millions, except share and per share data, unless otherwise stated)

		Quarter ended March 31,		Year ended March 31,
	Particulars	2011	2010	2011	2010
1	Net Income from Sales/Services	83,024	70,161	310,987	271,574
2	Cost of Sales / Services
	a) (Increase)/Decrease in stock in trade and work in progress	(872)	(395)	(651)	(323)
	b) Consumption of raw materials	4,685	4,454	14,922	13,070
	c) Purchase of traded goods	8,842	7,479	34,087	32,806
	d) Other expenditure	42,709	34,555	157,155	133,830
3	Gross Profit (1-2)	27,660	24,068	105,474	92,191
4	General and Administrative expenses	5,211	3,537	18,048	14,480
5	Selling and Distribution expenses	5,381	4,948	21,547	18,036
6	Depreciation and amortization	2,281	1,888	8,211	7,831
7	Operating Profit before interest (3) — (4+5+6)	14,787	13,695	57,668	51,844
8	Interest expense	636	(10)	1,933	1,324
9	Exceptional Items	—	—	—	—
10	Operating Profit after interest and Exceptional Items (7-8-9)	14,151	13,705	55,735	50,520
11	Other investment income	2,127	1,269	6,652	4,360
12	Profit from Ordinary Activities before tax (10+11)	16,278	14,974	62,387	54,880
13	Tax Expense	2,604	3,015	9,714	9,294
14	Net Profit from Ordinary Activities after tax (12-13)	13,674	11,959	52,673	45,586
15	Minority Interest	(59)	(46)	(344)	(185)
16	Share in Earnings of Equity accounted investee	139	176	648	530
17	Extraordinary items (net of tax expense)	—	—	—	—
18	Net Profit for the period (14+15+16-17)	13,754	12,089	52,977	45,931
19	Paid up equity share capital (Face value 2 per share)	4,908	2,936	4,908	2,936
20	Reserves excluding Revaluation Reserves	233,938	193,354	233,938	193,354
21	EARNINGS PER SHARE (EPS)
	Before extraordinary items (not annualised)
	Basic (in )	5.64	4.97	21.74	18.91
	Diluted (in )	5.60	4.93	21.61	18.75
	After extraordinary items (not annualised)
	Basic (in )	5.64	4.97	21.74	18.91
	Diluted (in )	5.60	4.93	21.61	18.75
22	Public shareholding *
	Number of shares	467,158,697	276,454,859	467,158,697	276,454,859
	Percentage of holding	19.03%	18.83%	19.03%	18.83%
23	Promoters and promoter group shareholding
	a) Pledged/Encumbered
	- Number of shares	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil
	- Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil
	b) Non- encumbered
	- Number of shares	1,945,953,763 **	1,167,572,260 **	1,945,953,763 **	1,167,572,260 **
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%
	- Percentage of shares (as a % of the total share capital of the company)	79.28%	79.52%	79.28%	79.52%
	Details of expenditure
	Items exceeding 10% of total expenditure
	Employee Cost	33,830	27,912	126,867	107,230
	Subcontracting / technical fees	7,151	5,837	26,415	22,372

*	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt).

**	Includes 10,843,333 (March 31,2010: 6,506,000) equity shares on which Promoter does not have beneficiary interest.
Status of redressal of Complaints received for the period January 1, 2011 to March 31, 2011

			Opening balance	Complaints received	Complaints disposed
Sl. No.	Nature of the complaint	Nature	01.1.2011	during the quarter	during the quarter	Unresolved
1	Non Receipt of Securities	Complaint	—	9	9	—
2	Non Receipt of Annual Reports	Complaint	—	6	6	—
3	Correction / Duplicate/ Revalidation of dividend warrants	Request	—	69	69
4	SEBI/Stock Exchange Complaints	Complaint	—	3	3	—
5	Non Receipt of Dividend warrants	Complaint	—	199	196	3
	TOTAL		—	286	283	3
Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.
1.	The audited consolidated financial results were approved by Directors of the Company at its meeting held on April 27, 2011.

2.	The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”),

3.	The consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:-
a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	Share based payment transactions.
4.	The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account

All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.
5.	The total revenues represent the aggregate revenue and includes foreign exchange gains / (losses), net

6.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.
The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:
(in Million)

	As at
	March 31, 2010		March 31, 2011
Designated derivative instruments
Sell		$1,518		$901
		£31		£21
		¥4,578		¥3,026
		€—		€2
	AUD	7	AUD	4
	CHF	—	CHF	6
Net investment hedges in foreign operations
Cross-currency swaps		¥26,014		¥24,511
Others		$262		$262
		€40		€40
Non designated derivative instruments
Sell		$45		$526
		£38		£40
		€29		€48
	AUD	—	AUD	13
Buy		$492		$617
Cross currency swaps		¥7,000		¥7,000
7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and year ended March 31, 2011, which are available on our company website www.wipro.com

8.	Standalone information (Audited)

	Quarter ended March 31,		Year ended March 31,
Particulars	2011	2010	2011	2010
Revenues	71,784	61,409	263,407	231,776
Profit before tax	15,804	15,095	57,055	56,838
Profit after tax	13376	12,367	48,437	48,980
9.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, excluding loans and borrowings,
Information on reportable segments is as follows:
Three months ended March 31, 2010

				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	52,596	8,900	61,496	6,084	2,285	296	70,161
Cost of revenues	(33,828)	(8,116)	(41,944)	(3,297)	(2,335)	(189)	(47,765)
Selling and marketing expenses	(2,943)	(258)	(3,201)	(1,729)	(106)	(72)	(5,108)
General and administrative expenses	(3,038)	(266)	(3,304)	(228)	(61)	—	(3,593)

Operating income of segment	12,787	260	13,047	830	(217)	35	13,695

Finance expense							10
Finance and other income							1,269
Share of profits of equity accounted investees							176

Profit before tax							15,150
Income tax expense							(3,015)

Profit for the period							12,135

Depreciation and amortization expense			1,630	81	82	95	1,888
Average capital employed			125,485	19,946	6,417	96,280	248,128
Return on capital employed			42%	17%	(14)%	—	22%
Three months ended March 31, 2011

				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	62,891	9,105	71,996	7,244	3,519	265	83,024
Cost of revenues	(41,673)	(8,119)	(49,792)	(4,233)	(3,142)	(236)	(57,403)
Selling and marketing expenses	(3,187)	(304)	(3,491)	(1,856)	(136)	(67)	(5,550)
General and administrative expenses	(4,153)	(350)	(4,503)	(285)	(116)	(380)	(5,284)

Operating income of segment	13,878	332	14,210	870	125	(418)	14,787

Finance expense							(636)
Finance and other income							2,127
Share of profits of equity accounted investees							139

Profit before tax							16,417
Income tax expense							(2,604)

Profit for the period							13,813

Depreciation and amortization expens			1,987	113	89	92	2,281
Average capital employed			152,443	21,987	7,247	109,320	290,997
Return on capital employed			37%	16%	7%	—	20%
Year ended March 31, 2010

				Consumer
	IT Services and Products			Care and		Reconciling
Particulars	IT Services	IT Products	Total	lighting	Others	Items	Entity Total
Revenues	202,490	38,205	240,695	22,384	7,143	1,152	271,374
Cost of revenues	(132,144)	(34,151)	(166,295)	(11,805)	(7,446)	(753)	(186,299)
Selling and marketing expenses	(10,213)	(1,275)	(11,488)	(6,470)	(323)	(327)	(18,608)
General and administrative expenses	(12,446)	(1,015)	(13,461)	(1,207)	(210)	55	(14,823)

Operating income of segment	47,687	1,764	49,451	3,102	(836)	127	51,844

Finance expense							(1,324)
Finance and other income							4,360
Share of profits of equity accounted investees							530

Profit before tax							55,410
Income tax expense							(9,294)

Profit for the period							46,116

Depreciation and amortization expense			6,816	402	294	319	7,831
Average capital employed			125,459	19,428	6,353	80,427	231,667
Return on capital employed			39%	16%	(13)%	—	22%

Year ended March 31, 2011

	IT Services and Products			Consumer Care and		Reconciling
Particulars	IT Services	IT Products	Total	Lighting	Others	Items	Entity Total
Revenues	234,850	36,910	271,760	27,258	10,896	1,073	310,987
Cost of revenues	(153,446)	(32,843)	(186,289)	(15,142)	(10,160)	(1,217)	(212,808)
Selling and marketing expenses	(12,642)	(1,284)	(13,926)	(7,514)	(491)	(241)	(22,172)
General and administrative expenses	(15,355)	(1,174)	(16,529)	(1,152)	(342)	(316)	(18,339)

Operating income of segment	53,407	1,609	55,016	3,450	(97)	(701)	57,668

Finance expense							(1,933)
Finance and other income							6,652
Share of profits of equity accounted investees							648

Profit before tax							63,035
Income tax expense							(9,714)

Profit for the period							53,321

Depreciation and amortization expense			7,088	433	328	362	8,211
Average capital employed			147,654	21,161	7,243	100,061	276,119
Return on capital employed			37%	16%	(1)%	—	21%

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended March 31,				Year ended March 31,
	2010		2011		2010		2011
India	.	16,652	.	19,126	.	62,179	.	67,904
United States		30,680		34,442		119,870		129,217
Europe		15,202		19,078		56,780		68,159
Rest of the world		7,627		10,378		32,745		45,707

	.	70,161	.	83,024	.	271,574	.	310,987

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2010 and 2011.
Notes:
a)	The company has the following reportable segments:
i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’.
b)	Revenues include excise duty of 238 and 260 for the three months ended March 31, 2010 and 2011, respectively and 842 and 1,007 for the year ended March 31, 2010 and 2011, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

d)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items. Accordingly, comparative period information has been reclassified.

e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2010 and 2011, capital employed in reconciling items included 8,516 and 12,255 respectively, of such receivable on extended collection terms.

f)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

	Three months ended March 31,				Year ended March 31,
Segments	2010		2011		2010		2011
IT Services	.	257	.	337	.	1,159	.	1,214
IT Products		20		23		93		90
Consumer Care and Lighting		20		26		71		112
Others		4		7		18		31
Reconciling items		38		(61)		(39)		(355)

Total	.	339	.	332	.	1,302	.	1,092

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.
10.	The Company has granted Nil options under RSU Options Plan during the three months ended March 31, 2010 and 2011, respectively and 5,000 and 6,661,180 options under RSU Options Plan during the year ended March 31, 2010 and 2011, respectively.
11.	Statement of assets and liabilities

	As of March 31,
	2011	2010
Particulars	Audited	Audited
Shareholders’ fund
(a) Share Capital	4,908	2,936
(b) Reserves and surplus	235,463	193,613
Loans and borrowings	52,802	62,511
Deferred tax liabilities	301	380
Goodwill	54,818	53,802
Fixed assets and intangible	58,645	57,469
Investments	52,275	32,765
Deferred tax assets	1,467	1,686
Other assets, loans and advances
(a) Trade receivables	61,627	50,928
(b) Cash and cash equivalents	61,141	64,878
(c) Other assets	81,470	68,400
Less: Liabilities & provisions
(a) Liabilities	75,564	68,114
(b) Provisions	2,405	2,374
Net current assets	126,269	113,718

12.	The Board of Directors, in their meeting on April 27, 2011, proposed a final dividend of 4 per equity share, which is subject to approval of shareholders at the Annual General Meeting.

Place: Bangalore Date: April 27, 2011	By Order of the Board, for Wipro Ltd. Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road Bangalore — 560 035. www.wipro.com —